

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4631   August 11, 2009

Scott Cooley
Chief Financial Officer
Morningstar, Inc.
22 West Washington Street
Chicago, IL 60600

> **Re: Morningstar, Inc.
> Definitive Proxy Statement
> Filed April 9, 2009
> File No. 000-51280**

Dear Mr. Cooley:

We have completed our review of your Definitive Proxy Statement on Schedule 14A and have no further comments at this time.

If you have any further questions regarding our review of your filing, please direct them to Jessica Kane, Staff Attorney, at (202) 551-3235.

Sincerely,

Pamela Long
Assistant Director